UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Pactera Technology International Ltd.

(Name of Issuer)

Common shares, par value $0.00139482 per share

(Title of Class of Securities)

6952551091

(CUSIP Number)

Mr. Loh Tiak Koon

Mr. Sidney Xuande Huang

3/F Building 8, Zhongguancun Software Park

Haidian District, Beijing 100193

People's Republic of China

Telephone: +86 10 8282 5266

With a copy to:

W. Clayton Johnson, Esq.

Ling Huang, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Twin Towers West (23Fl)

12B Jianguomenwai Avenue

Chaoyang District, Beijing 100022

People's Republic of China

Telephone: +86 10 5920 1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one common share of the Issuer.

CUSIP No. 695255109		Page 2 of 21 Pages

1.	Names of Reporting Persons Chris Shuning Chen
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,015,900 (See Items 4 and 5)(1)3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,365,900 (See Items 4, 5 and 6)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,015,900 (1)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.04%(4)
14.	Type of Reporting Person IN

(1) Includes 3,294,435 Common Shares (as defined below) held directly or indirectly by Mr. Chris Shuning Chen and 3,721,465 Common Shares held directly or indirectly by the other Reporting Persons (as defined below), in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs (as defined below), (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes from the Common Shares described in footnote (1) above 650,000 Common Shares represented by ADSs indirectly held by Mr. Chris Shuning Chen and subject to the Button VPF (as defined below), as to which Mr. Chris Shuning Chen has voting power but not dispositive power. See Items 5 and 6.

(3) Excludes 3,418,680 Common Shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, “GGV”), which has entered into an Investment Agreement with the Sponsor (as defined below) to participate in the Transaction (as defined below).  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(4) Based on a total of 87,242,196 Common Shares, including (i) 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC (as defined below) on May 23, 2013, (ii) 1,345,458 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 23,606 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109		Page 3 of 21 Pages

1.	Names of Reporting Persons Tiak Koon Loh
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,015,900 (See Items 4 and 5)(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,365,900 (See Items 4, 5 and 6)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,015,900 (1)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.04%(4)
14.	Type of Reporting Person IN

(1) Includes 1,967,389 Common Shares held directly or indirectly by Mr. Tiak Koon Loh and 5,048,511 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes from the Common Shares described in footnote (1) above 650,000 Common Shares represented by ADSs indirectly held by Mr. Chris Shuning Chen and subject to the Button VPF, as to which Mr. Chris Shuning Chen has voting power but not dispositive power. See Items 5 and 6.

(3) Excludes 3,418,680 Common Shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, “GGV”), which has entered into an Investment Agreement with the Sponsor to participate in the Transaction.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(4) Based on a total of 87,242,196 Common Shares, including (i) 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013, (ii) 1,345,458 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 23,606 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109		Page 4 of 21 Pages

1.	Names of Reporting Persons David Lifeng Chen
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,015,900 (See Items 4 and 5)(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,365,900 (See Items 4, 5 and 6)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,015,900 (1)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.04%(4)
14.	Type of Reporting Person IN

(1) Includes 331,372 Common Shares held directly or indirectly by Mr. David Lifeng Chen and 6,684,528 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes from the Common Shares described in footnote (1) above 650,000 Common Shares represented by ADSs indirectly held by Mr. Chris Shuning Chen and subject to the Button VPF, as to which Mr. Chris Shuning Chen has voting power but not dispositive power. See Items 5 and 6.

(3) Excludes 3,418,680 Common Shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, “GGV”), which has entered into an Investment Agreement with the Sponsor to participate in the Transaction.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(4) Based on a total of 87,242,196 Common Shares, including (i) 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013, (ii) 1,345,458 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 23,606 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109		Page 5 of 21 Pages

1.	Names of Reporting Persons Sidney Xuande Huang
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,015,900 (See Items 4 and 5)(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,365,900 (See Items 4, 5 and 6)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,015,900 (1)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.04%(4)
14.	Type of Reporting Person IN

(1) Includes 143,776 Common Shares held directly or indirectly by Mr. Sidney Xuande Huang and 6,872,124 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes from the Common Shares described in footnote (1) above 650,000 Common Shares represented by ADSs indirectly held by Mr. Chris Shuning Chen and subject to the Button VPF, as to which Mr. Chris Shuning Chen has voting power but not dispositive power. See Items 5 and 6.

(3) Excludes 3,418,680 Common Shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, “GGV”), which has entered into an Investment Agreement with the Sponsor to participate in the Transaction.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(4) Based on a total of 87,242,196 Common Shares, including (i) 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013, (ii) 1,345,458 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 23,606 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109		Page 6 of 21 Pages

1.	Names of Reporting Persons Jun Su
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,015,900 (See Items 4 and 5)(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,365,900 (See Items 4, 5 and 6)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,015,900 (1)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.04%(4)
14.	Type of Reporting Person IN

(1) Includes 176,176 Common Shares held directly or indirectly by Mr. Jun Su and 6,839,724 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes from the Common Shares described in footnote (1) above 650,000 Common Shares represented by ADSs indirectly held by Mr. Chris Shuning Chen and subject to the Button VPF, as to which Mr. Chris Shuning Chen has voting power but not dispositive power. See Items 5 and 6.

(3) Excludes 3,418,680 Common Shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, “GGV”), which has entered into an Investment Agreement with the Sponsor to participate in the Transaction.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(4) Based on a total of 87,242,196 Common Shares, including (i) 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013, (ii) 1,345,458 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 23,606 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109		Page 7 of 21 Pages

1.	Names of Reporting Persons He Jin
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,015,900 (See Items 4 and 5)(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,365,900 (See Items 4, 5 and 6)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,015,900 (1)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.04%(4)
14.	Type of Reporting Person IN

(1) Includes 41,843 Common Shares held directly or indirectly by Ms. He Jin and 6,974,057 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes from the Common Shares described in footnote (1) above 650,000 Common Shares represented by ADSs indirectly held by Mr. Chris Shuning Chen and subject to the Button VPF, as to which Mr. Chris Shuning Chen has voting power but not dispositive power. See Items 5 and 6.

(3) Excludes 3,418,680 Common Shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, “GGV”), which has entered into an Investment Agreement with the Sponsor to participate in the Transaction.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(4) Based on a total of 87,242,196 Common Shares, including (i) 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013, (ii) 1,345,458 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 23,606 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109		Page 8 of 21 Pages

1.	Names of Reporting Persons Chu Tzer Liu
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,015,900 (See Items 4 and 5)(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,365,900 (See Items 4, 5 and 6)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,015,900 (1)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.04%(4)
14.	Type of Reporting Person IN

(1) Includes 710,859 Common Shares held directly or indirectly by Mr. Chu Tzer Liu and 6,305,041 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes from the Common Shares described in footnote (1) above 650,000 Common Shares represented by ADSs indirectly held by Mr. Chris Shuning Chen and subject to the Button VPF, as to which Mr. Chris Shuning Chen has voting power but not dispositive power. See Items 5 and 6.

(3) Excludes 3,418,680 Common Shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, “GGV”), which has entered into an Investment Agreement with the Sponsor to participate in the Transaction.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(4) Based on a total of 87,242,196 Common Shares, including (i) 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013, (ii) 1,345,458 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 23,606 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109		Page 9 of 21 Pages

1.	Names of Reporting Persons Jian Wu
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,015,900 (See Items 4 and 5)(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,365,900 (See Items 4, 5 and 6)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,015,900 (1)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.04%(4)
14.	Type of Reporting Person IN

(1) Includes 46,459 Common Shares held directly or indirectly by Mr. Jian Wu and 6,969,441 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes from the Common Shares described in footnote (1) above 650,000 Common Shares represented by ADSs indirectly held by Mr. Chris Shuning Chen and subject to the Button VPF, as to which Mr. Chris Shuning Chen has voting power but not dispositive power. See Items 5 and 6.

(3) Excludes 3,418,680 Common Shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, “GGV”), which has entered into an Investment Agreement with the Sponsor to participate in the Transaction.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(4) Based on a total of 87,242,196 Common Shares, including (i) 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013, (ii) 1,345,458 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 23,606 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109		Page 10 of 21 Pages

1.	Names of Reporting Persons Junbo Liu
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,015,900 (See Items 4 and 5)(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,365,900 (See Items 4, 5 and 6)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,015,900 (1)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.04%(4)
14.	Type of Reporting Person IN

(1) Includes 53,568 Common Shares held directly or indirectly by Mr. Junbo Liu and 6,962,332 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes from the Common Shares described in footnote (1) above 650,000 Common Shares represented by ADSs indirectly held by Mr. Chris Shuning Chen and subject to the Button VPF, as to which Mr. Chris Shuning Chen has voting power but not dispositive power. See Items 5 and 6.

(3) Excludes 3,418,680 Common Shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, “GGV”), which has entered into an Investment Agreement with the Sponsor to participate in the Transaction.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(4) Based on a total of 87,242,196 Common Shares, including (i) 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013, (ii) 1,345,458 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 23,606 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109		Page 11 of 21 Pages

1.	Names of Reporting Persons Jinsong Li
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,015,900 (See Items 4 and 5)(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,365,900 (See Items 4, 5 and 6)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,015,900 (1)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.04%(4)
14.	Type of Reporting Person IN

(1) Includes 248,345 Common Shares held directly or indirectly by Mr. Jinsong Li and 6,767,555 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes from the Common Shares described in footnote (1) above 650,000 Common Shares represented by ADSs indirectly held by Mr. Chris Shuning Chen and subject to the Button VPF, as to which Mr. Chris Shuning Chen has voting power but not dispositive power. See Items 5 and 6.

(3) Excludes 3,418,680 Common Shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, “GGV”), which has entered into an Investment Agreement with the Sponsor to participate in the Transaction.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(4) Based on a total of 87,242,196 Common Shares, including (i) 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013, (ii) 1,345,458 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 23,606 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109		Page 12 of 21 Pages

1.	Names of Reporting Persons Minggang Feng
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,015,900 (See Items 4 and 5)(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,365,900 (See Items 4 and 5)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,015,900 (1)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.04%(4)
14.	Type of Reporting Person IN

(1) Includes 1,678 Common Shares held directly or indirectly by Mr. Minggang Feng and 7,014,222 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes from the Common Shares described in footnote (1) above 650,000 Common Shares represented by ADSs indirectly held by Mr. Chris Shuning Chen and subject to the Button VPF, as to which Mr. Chris Shuning Chen has voting power but not dispositive power. See Items 5 and 6.

(3) Excludes 3,418,680 Common Shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, “GGV”), which has entered into an Investment Agreement with the Sponsor to participate in the Transaction.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(4) Based on a total of 87,242,196 Common Shares, including (i) 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013, (ii) 1,345,458 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 23,606 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109	Page 13 of 21 Pages

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng (collectively, the “Reporting Persons”) with respect to Pactera Technology International Ltd. (the “Company” or the “Issuer”) with the United States Securities and Exchange Commission (the “SEC”).

Item 1.         Securities and Issuer

This Schedule 13D relates to the common shares, par value $0.00139482 per share (the “Common Shares”), of the Issuer. The address of the Issuer’s principal executive office is 3/F Building 8, 3/F Building 8, Haidian District, Beijing 100193, The People’s Republic of China.

Item 2.         Identity and Background

(a) – (c) and (f)              This Schedule 13D is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act by reason of the Consortium Agreement, the Proposal Letter and the Joinder Agreements as described in Item 4 below.  Each Reporting Person may be deemed to beneficially own the total of 7,015,900 Common Shares beneficially owned by all the Reporting Persons because they may be deemed to constitute a “group.”  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares directly or indirectly held by the other Reporting Persons, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the other Reporting Persons, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons beneficially owns any Common Shares directly or indirectly held by the other Reporting Persons or any other person or is a member of a group with the other Reporting Persons or any other person. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Chris Shuning Chen is the non-executive chairman of the board of directors of the Issuer.  He is a citizen of the People’s Republic of China and his principal occupation is the chairman of the board of directors of the Issuer.  Mr. Chris Shuning Chen holds certain Common Shares indirectly through Button Software Limited and Tairon Investment Limited, each of which is indirectly wholly owned by Altivo Trust.  Each of Button Software Ltd. and Tairon Investment Limited is a company incorporated under the laws of the British Virgin Islands. Altivo Trust is a trust established under the laws of Singapore.  See Item 5.

Mr. Tiak Koon Loh is a director and the chief executive officer of the Issuer. He is a citizen of Singapore and his principal occupation is as a director and officer of the Issuer.

Mr. David Lifeng Chen is the president of the Issuer. He is a citizen of the United States and his principal occupation is as an officer of the Issuer.  Mr. David Lifeng Chen holds certain Common Shares indirectly through DLCY Chen Family Trust, a trust established under the laws of the State of California.  See Item 5.

Mr. Sidney Xuande Huang is the chief financial officer of the Issuer. He is a citizen of the United States and his principal occupation is as an officer of the Issuer.

Mr. Jun Su is the corporate executive vice president of the Issuer. He is a citizen of the People’s Republic of China and his principal occupation is as an officer of the Issuer.

Ms. He Jin is the chief human resources officer of the Issuer. She is a citizen of the People’s Republic of China and her principal occupation is as an officer of the Issuer.

CUSIP No. 695255109	Page 14 of 21 Pages

Mr. Chu Tzer Liu is the executive vice president of the Issuer. He is a citizen of Singapore and his principal occupation is as an officer of the Issuer.

Mr. Jian Wu is the executive vice president of the Issuer. He is a citizen of the United States and his principal occupation is as an officer of the Issuer.

Mr. Junbo Liu is the executive vice president of the Issuer. He is a citizen of the United States and his principal occupation is as an officer of the Issuer.

Mr. Jinsong Li is the executive vice president of the Issuer. He is a citizen of the People’s Republic of China and his principal occupation is as an officer of the Issuer.  Mr. Jinsong Li holds certain Common Shares indirectly through General Merit Asia Limited, a company incorporated under the laws of the British Virgin Islands.  See Item 5.

Mr. Minggang Feng is the executive vice president of the Issuer. He is a citizen of the People’s Republic of China and his principal occupation is as an officer of the Issuer.

The business address of each of the Reporting Persons is 3/F Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, The People’s Republic of China.

The principal business of each of Button Software Limited, Tairon Investment Limited, Altivo Trust, DLCY Chen Family Trust and General Merit Asia Limited is making investments in public and private companies.

The address of the principal office of Button Software Ltd. is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands. The address of the principal office of Tairon Investment Limited is Room 502, No. 6 Unit, No. 9 Building, No. 2 Area, 6 North DongShiHuan Road, Chao Yang District, Beijing 100011, PRC. The address of the principal office of Altivo Trust is c/o Credit Suisse Trust Limited, 1 Raffles Link #05-02, Singapore 039393.  The address of the principal office of DLCY Chen Family Trust is 19301 Pinnacle Ct., Saratoga CA 95010, U.S.A.  The address of the principal office of General Merit Asia Limited is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands.

(d) – (e)                                                      During the five years preceding the date of this filing, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3                                                            Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

No Common Shares were purchased by the Reporting Persons in connection with the transaction giving rise to the filing of this Schedule 13D and thus no funds were used by any of the Reporting Persons for such purpose.

Item 4                                                            Purpose of Transaction

The Common Shares currently owned by the Reporting Persons were originally acquired for investment purposes.

CUSIP No. 695255109	Page 15 of 21 Pages

On May 19, 2013, Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Sidney Xuande Huang, Mr. Jun Su (collectively, “the Senior Management Members”) and Red Pebble Acquisition Co Pte. Ltd., an affiliate of funds managed or advised by Blackstone Singapore Pte. Ltd. or its affiliates (the “Sponsor”), entered into a consortium agreement (the “Consortium Agreement”), a copy of which is attached hereto as Exhibit 7.02. Under the Consortium Agreement, the Senior Management Members and the Sponsor agreed, among other things, to form a consortium (the “Consortium”) to (i) jointly deliver a non-binding proposal (the “Proposal Letter”) to the Issuer’s board of directors for the acquisition of all the Common Shares, including the Common Shares represented by American Depositary Shares (the “ADSs”), not beneficially owned by the Consortium (the “Transaction”), (ii) deal exclusively with each other with respect to the Transaction for nine months after the date thereof (subject to certain exceptions and possible extension as set forth in the Consortium Agreement), (iii) conduct due diligence with respect to the Issuer and its business and engage in discussions with the Issuer regarding the terms of the Proposal Letter, (iv) negotiate in good faith and finalize the terms of the documentation required to implement the Transaction, including but not limited to the Proposal Letter, a merger agreement, any debt financing documents and a shareholders’ agreement that would, among other things, govern the relationship of the shareholders of Holdco (as defined below) following the consummation of the Transaction, (v) use reasonable efforts to arrange debt financing to support the Transaction, (vi) incorporate a holding company (“Holdco”) and cause Holdco to incorporate a wholly-owned subsidiary of Holdco under the laws of the Cayman Islands to be merged with and into the Issuer upon consummation of the Transaction, (vii) contribute, or cause to be contributed, to Holdco all the Common Shares and other securities of the Issuer held by the Senior Management Members and their respective affiliates as set forth in the Consortium Agreement (subject to certain exceptions set forth therein), and (viii) allocate certain costs and expenses related to the Transaction.  In addition, the members of the Consortium have agreed, among other things, not to (1) make a competing proposal for the acquisition of the Issuer, or (2) acquire (other than pursuant to any applicable equity incentive plans of the Issuer) or dispose of any Common Shares or other securities of the Issuer (subject to certain exceptions set forth therein).  The Senior Management Members have also irrevocably appointed Mr. Tiak Koon Loh as the representative (the “Senior Management Member Representative”) to act on behalf of the Senior Management Members in respect of all matters arising from or in connection with the Proposal Letter, the Transaction and the Consortium Agreement.

Pursuant to the Consortium Agreement, on May 20, 2013, the Sponsor and the Senior Management Member Representative, on behalf of the Consortium, submitted the non-binding Proposal Letter to the Issuer’s board of directors, a copy of which is attached hereto as Exhibit 7.03. In the Proposal Letter, the Consortium proposed to acquire (the “Acquisition”), through an acquisition vehicle to be established by the Consortium, all of the Common Shares and ADSs not already owned by the Consortium for cash consideration equal to US$7.50 per Common Share/ADS, to be funded by a combination of debt and equity capital.  The Proposal Letter stated that the Consortium expects definitive commitments for the required debt and equity funding, subject to terms and conditions set forth therein, to be in place when the definitive agreements for the Acquisition are signed, and that the Consortium has been in discussions with Citigroup Global Markets Asia Limited on arranging debt financing for the Acquisition.  The Consortium also stated in the Proposal Letter that members of the Consortium who own Common Shares, including Common Shares represented by ADSs of the Issuer, are only interested in pursuing the Transaction and are not interested in selling their Common Shares or ADSs in any other transaction involving the Issuer.  The Consortium expects to complete due diligence of the Issuer in parallel with negotiation of the definitive agreements with respect to the Acquisition.  The Proposal Letter constitutes only a preliminary indication of the Consortium’s interest, and does not constitute any binding commitment with respect to an Acquisition.

Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li and Mr. Minggang Feng each agreed to join the Consortium between May 21, 2013 and May 22, 2013 and executed a joinder agreement to the Consortium Agreement dated as of May 22, 2013 (each, a “Joinder Agreement”), pursuant to which he or she agreed to become a party to the Consortium Agreement as a Senior Management Member and be fully bound by, and subject to, all of the covenants, terms and conditions of the Consortium Agreement as a Senior Management Member as though an original party thereto.

CUSIP No. 695255109	Page 16 of 21 Pages

On May 22, 2013, the Sponsor informed the Senior Management Member Representative that GGV had also expressed an interest in pursuing the Transaction together with the Sponsor, and the Senior Management Member Representative consented, pursuant to the terms of the Consortium Agreement and on behalf of the Senior Management Members, to the Sponsor proceeding together with GGV to pursue the Transaction.  On May 29, 2013, the Sponsor informed the Senior Management Member Representative that the Sponsor and GGV had entered into an investment agreement dated as of May 27, 2013 (the “GGV Investment Agreement”) pursuant to which the Sponsor and GGV agreed, among other things, that GGV would (i) participate in the Transaction together with the Sponsor on the terms set forth in the GGV Investment Agreement and the Consortium Agreement as if GGV was a party to the Consortium Agreement and (ii) contribute the 3,418,680 Common Shares beneficially owned by GGV to Holdco.  Although the Reporting Persons are not parties to the GGV Investment Agreement and GGV is not a party to the Consortium Agreement, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act by reason of the Consortium Agreement, the GGV Investment Agreement and their consent to GGV participating in the Transaction together with the Sponsor, and as a result each Reporting Person may be deemed to beneficially own the 3,418,680 Common Shares beneficially owned by GGV.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons beneficially owns any Common Shares directly or indirectly held by GGV or is a member of a group with GGV.

If the Transaction is completed, the Issuer’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the NASDAQ Global Select Market.

The descriptions of the Consortium Agreement, the Proposal Letter, the Joinder Agreements and the GGV Investment Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Consortium Agreement, the Proposal Letter, the Joinder Agreements and the GGV Investment Agreement, which have been filed as Exhibits 7.02 through 7.09 and Exhibit 7.12, respectively, and are incorporated herein by this reference.

None of the Issuer, any of the Reporting Persons or the Sponsor is obligated to complete the transactions described herein, and a binding commitment with respect to the Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

Except as indicated above, none of the Reporting Persons currently have any plans or proposals that relate to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D. The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this item 4, including, among others, the purchase price and the financing arrangement for the transactions contemplated under the Proposal Letter. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.

Item 5                                                            Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

CUSIP No. 695255109	Page 17 of 21 Pages

(a) – (b)                                                     As of the date hereof, Mr. Chris Shuning Chen beneficially owns, excluding the Common Shares held by the other Reporting Persons, 3,294,435 Common Shares, comprising (i) 61,935 Common Shares, including 60,843 Common Shares issuable within 60 days after the date hereof upon exercise of certain options or pursuant to the terms of certain restricted share units of the Issuer, directly held by Mr. Chris Shuning Chen, (ii) 3,170,000 Common Shares indirectly held by Chris Shuning Chen through Button Software Ltd., including 650,000 ADSs subject to the Button VPF (as defined below) as described in Item 6, and (iii) 62,500 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, indirectly held by Chris Shuning Chen through Tairon Investment Limited, which Common Shares in (i), (ii) and (iii) collectively represent 3.78% of the outstanding Common Shares.  Each of Button Software Ltd. and Tairon Investment Limited, of which Mr. Chris Shuning Chen is the sole director, is indirectly wholly owned by Altivo Trust, of which Credit Suisse Trust Limited is the trustee and Mr. Chris Shuning Chen and his family members are the beneficiaries.  Mr. Chris Shuning Chen has voting and dispositive power over 2,644,435 of such Common Shares, and voting power over the remaining 650,000 Common Shares represented by the 650,000 ADSs subject to the Button VPF.  In addition, Mr. Chris Shuning Chen holds, directly or indirectly, certain unvested options and restricted share units, representing 595,912 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Tiak Koon Loh beneficially owns, excluding Common Shares held by the other Reporting Persons, 1,967,389 Common Shares, including 1,117,085 restricted Commons Shares and 684,683 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Mr. Tiak Koon Loh, which together represent 2.26% of the outstanding Common Shares.  Mr. Tiak Koon Loh has voting and dispositive power over these Common Shares.  In addition, Mr. Tiak Koon Loh holds certain unvested options and restricted share units, representing 715,083 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. David Lifeng Chen beneficially owns, excluding the Common Shares held by the other Reporting Persons, 331,372 Common Shares, comprising (i) 71,972 Common Shares issuable within 60 days after the date hereof upon exercise of certain options or pursuant to the terms of certain restricted share units of the Issuer, directly held by Mr. David Lifeng Chen, and (ii) 259,400 Common Shares represented by ADSs, indirectly held by Mr. David Lifeng Chen through DLCY Chen Family Trust, which Common Shares in (i) and (ii) collectively represent 0.38% of the outstanding Common Shares. DLCY Chen Family Trust is a trust established under the laws of the State of California, of which Mr. David Lifeng Chen and his wife, Ms. Christina Wang, are the joint trustees and Mr. David Lifeng Chen’s family members are the beneficiaries. Mr. David Lifeng Chen has voting and dispositive power over these Common Shares.  In addition, Mr. David Lifeng Chen holds certain unvested options and restricted share units, representing 200,440 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Sidney Xuande Huang beneficially owns, excluding the Common Shares held by the other Reporting Persons, 143,776 Common Shares, including 136,122 Common Shares issuable within 60 days after the date hereof upon exercise of certain options or pursuant to the terms of certain restricted share units of the Issuer held by Mr. Sidney Xuande Huang, which together represent 0.16% of the outstanding Common Shares.  Mr. Sidney Xuande Huang has voting and dispositive power over these Common Shares.  In addition, Mr. Sidney Xuande Huang holds certain unvested options and restricted share units, representing 384,509 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Jun Su beneficially owns, excluding the Common Shares held by the other Reporting Persons, 176,176 Common Shares, including 78,378 restricted Common Shares and 67,198 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Mr. Jun Su, which together represent 0.20% of the outstanding Common Shares.  Mr. Jun Su has voting and dispositive power over these Common Shares.  In addition, Mr. Jun Su holds certain unvested options, representing 11,202 underlying Common Shares that are issuable more than 60 days after the date hereof.

CUSIP No. 695255109	Page 18 of 21 Pages

As of the date hereof, Ms. He Jin beneficially owns, excluding the Common Shares held by the other Reporting Persons, 41,843 Common Shares, including 30,467 restricted Common Shares and 11,376 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Ms. He Jin, which together represent 0.05% of the outstanding Common Shares.  Ms. He Jin has voting and dispositive power over these Common Shares.  In addition, Ms. He Jin holds certain unvested options and restricted share units, representing 60,806 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Chu Tzer Liu beneficially owns, excluding the Common Shares held by the other Reporting Persons, 710,859 Common Shares, including 32,630 restricted Common Shares and 24,529 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Mr. Chu Tzer Liu, which together represent 0.81% of the outstanding Common Shares.  Mr. Chu Tzer Liu has voting and dispositive power over these Common Shares.  The foregoing excludes 3,658 Common Shares acquired by Mr. Chu Tzer Liu’s wife through open market purchases in 2012.  Mr. Chu Tzer Liu expressly disclaims beneficial ownership of and does not have voting and dispositive power over any such Common Shares.  In addition, Mr. Chu Tzer Liu holds certain unvested options, representing 9,077 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Jian Wu beneficially owns, excluding the Common Shares held by the other Reporting Persons, 46,459 Common Shares, including 32,009 Common Shares issuable within 60 days after the date hereof upon exercise of certain options or pursuant to the terms of certain restricted share units of the Issuer held by Mr. Jian Wu, which together represent 0.05% of the outstanding Common Shares.  Mr. Jian Wu has voting and dispositive power over these Common Shares.  In addition, Mr. Jian Wu holds certain unvested options and restricted share units, representing 88,922 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Junbo Liu beneficially owns, excluding the Common Shares held by the other Reporting Persons, 53,568 Common Shares, including 52,940 Common Shares issuable within 60 days after the date hereof upon exercise of certain options or pursuant to the terms of certain restricted share units of the Issuer held by Mr. Junbo Liu, which together represent 0.06% of the outstanding Common Shares.  Mr. Junbo Liu has voting and dispositive power over these Common Shares.  In addition, Mr. Junbo Liu holds certain unvested options and restricted share units, representing 90,541 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Jinsong Li beneficially owns, excluding the Common Shares held by the other Reporting Persons, 248,345 Common Shares, comprising (i) 193,569 Common Shares, including 28,677 restricted Common Shares and 164,892 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, directly held by Mr. Jinsong Li, and (ii) 54,776 Common Shares indirectly held by Mr. Jinsong Li through General Merit Asia Limited, which Common Shares in (i) and (ii) collectively represent 0.28% of the outstanding Common Shares.  General Merit Asia Limited, of which Mr. Jinsong Li is the sole director, is wholly owned by Mr. Jinsong Li.  Mr. Jinsong Li has voting and dispositive power over these Common Shares.  In addition, Mr. Jinsong Li holds certain unvested restricted share units, representing 40,000 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Minggang Feng beneficially owns, excluding the Common Shares held by the other Reporting Persons, 1,678 restricted Common Shares, which represent less than 0.01% of the outstanding Common Shares.  Mr. Minggang Feng has voting and dispositive power over these Common Shares.  In addition, Mr. Minggang Feng holds certain unvested restricted share units, representing 135,087 underlying Common Shares that are issuable more than 60 days after the date hereof.

CUSIP No. 695255109	Page 19 of 21 Pages

Pursuant to Rule 13d-5(b) of the Act, the Reporting Persons may be deemed, by reason of the Consortium Agreement, the Proposal Letter and the Joinder Agreements as described in Item 4 above, to beneficially own the total of 7,015,900 Common Shares beneficially owned by all the Reporting Persons, as a “group” (within the meaning of Rule 13d-5(b) under the Act), which constitute approximately 8.04% of the outstanding Common Shares.

The above disclosure of percentage information is based on a total of 87,242,196 Common Shares, including (i) 85,873,132 Common Shares outstanding as of March 31, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on May 23, 2013, (ii) 1,345,458 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 23,606 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

(c)                                                                                  On May 7, 2013, the Company issued 5,970 Common Shares represented by ADSs to Mr. Sidney Xuande Huang pursuant to the terms of the outstanding restricted share units of the Issuer held by him.

On May 13, 2013, Mr. Jun Su received 30,000 Common Shares represented by ADSs upon exercise of 30,000 options of the Issuer held by him at an exercise price of $4.18446 per Common Share.

Except as described above in this Item 5(c), none of the Reporting Persons has effected any transactions in the Common Shares of the Issuer during the 60 days preceding the filing of this Schedule 13D.

(d) – (e)                                                      Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the Consortium Agreement, the Proposal Letter, the Joinder Agreements and the GGV Investment Agreement under Item 4 is incorporated herein by reference in their entirety.

On September 29, 2010, Button Software Ltd., an entity related to Mr. Chris Shuning Chen as described in Items 2 and 5, entered into certain agreements with Credit Suisse Capital LLC (the “Button VPF”). Under the terms of the Button VPF, on September 29, 2010, Button Software Ltd. pledged and monetized 650,000 ADSs beneficially owned by it.  On the maturity date of the Button VPF, which will be September 30, 2013, Button Software Ltd. may elect either (i) physical settlement, under which the 650,000 ADSs would not be returned to it, or (ii) cash settlement, under which the 650,000 ADSs would be returned to it.  Prior to the maturity date and settlement under the Button VPF, Button Software Ltd. retains voting rights over the 650,000 pledged ADSs.  The foregoing description of the Button VPF does not purport to be complete and is qualified in its entirety by reference to the full text of the Button VPF, which has been filed as Exhibit 7.10 and is incorporated herein by this reference.

To the best knowledge of the Reporting Persons, except as disclosed herein and the Power of Attorney granted by each of the Reporting Persons in connection with the signing and filing of this Schedule 13D and any and all future amendments hereto and any other documents relating hereto, which has been filed as Exhibit 7.11 hereto, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

CUSIP No. 695255109	Page 20 of 21 Pages

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit 7.01:                          Joint Filing Agreement by and among the Reporting Persons, dated as of May 29, 2013.

Exhibit 7.02:                          Consortium Agreement by and among Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su and Red Pebble Acquisition Co Pte. Ltd., dated as of May 19, 2013.

Exhibit 7.03:                          Proposal Letter from Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su and Red Pebble Acquisition Co Pte. Ltd. to the board of directors of the Issuer, dated as of May 20, 2013.

Exhibit 7.04:                          Joinder Agreement by and among He Jin, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013.

Exhibit 7.05:                          Joinder Agreement by and among Chu Tzer Liu, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013.

Exhibit 7.06:                          Joinder Agreement by and among Jian Wu, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013.

Exhibit 7.07:                          Joinder Agreement by and among Junbo Liu, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013.

Exhibit 7.08:                          Joinder Agreement by and among Jinsong Li, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013.

Exhibit 7.09:                          Joinder Agreement by and among Minggang Feng, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013.

Exhibit 7.10:                          The Button VPF, entered into by Button Software Ltd. and Credit Suisse Capital LLC, dated as of September 29, 2010.

Exhibit 7.11                              Power of Attorney granted by each of the Reporting Persons in favor of Tiak Koon Loh and Sidney Xuande Huang, dated as of May 29, 2013.

Exhibit 7.12                              GGV Investment Agreement entered into by Red Pebble Acquisition Co Pte. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., dated as of May 27, 2013.

CUSIP No. 695255109	Page 21 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2013

Chris Shuning Chen

By:	/s/ Chris Shuning Chen

Tiak Koon Loh

By:	/s/ Tiak Koon Loh

David Lifeng Chen

By:	/s/ David Lifeng Chen

Sidney Xuande Huang

By:	/s/ Sidney Xuande Huang

Jun Su

By:	/s/ Jun Su

He Jin

By:	/s/ He Jin

Chu Tzer Liu

By:	/s/ Chu Tzer Liu

Jian Wu

By:	/s/ Jian Wu

Junbo Liu

By:	/s/ Junbo Liu

Jinsong Li

By:	/s/ Jinsong Li
Minggang Feng

By:	/s/ Minggang Feng